## ELECTRIC PLAYHOUSE | LAS VEGAS

# Social Entertainment Destination Featuring Interactive and Immersive Experiences

electricplayhouse.com    Albuquerque, NM

| AR & VR | Retail | Entertainment | Media | Recreation |

# Highlights

**1**   Invest and share in the profits of our new upcoming location in Las Vegas. Plus get some added perks

**2**   Arriving Summer 2023: Electric Playhouse at The Forum Shops in Caesars Palace, Las Vegas

**( 3 )** Be part of our National and Global launch in the top tourist destination in the world.

**( 4 )** Previously Raised $5M Series A (parent company, not this entity)

**( 5 )** Voted one of the Top 10 Best New Attractions of 2020 by USA Today (parent company, not this entity)

# Our Team


### Brandon Garrett CEO

Brandon is an Architect and Creative Technologist focused on creating immersive & experiential family entertainment destinations. Leads company's vision, growth and operations.

The idea behind Electric Playhouse is rooted in the importance of bringing play and creativity into our lives. In a world where technology often dominates our daily routines, it's essential to create spaces that encourage interaction, socialization, and exploration. By blending digital and physical elements, Electric Playhouse fosters a unique environment that offers a refreshing departure from traditional, static forms of entertainment.


### Eric Yakley CTO | Partner

Eric is an experienced leader in creative technologies, infrastructure, enterprise IT, Media Systems and field installations. Leads company's technology teams, research and development and business to business client relations and development.


### Luke Balaoro Senior Software Architect

Programmer and artist, blending real-time generative visuals with human interaction and game design. Leads company's software development teams, Platform development and creative.



**John Strong** Director of Business Development

John is known throughout the technology industry as a passionate leader, entrepreneur and innovator and admired for his exacting tactical execution to get startup company's up and running. John leads investor relations and is a board advisor.

# Invest and Share In the Profits of Electric Playhouse Las Vegas



*Note: Investors in this Wefunder round would be investing in Electric Playhouse NV LLC, a wholly-owned subsidiary of Electric Playhouse, Inc.*

*Electric Playhouse NV LLC intends to create a new Electric Playhouse location in Las Vegas.*

**THE PROBLEM**



# Brick and Mortar Vacancies

Closing of retailers like Sears, JCPenney, Bed Bath & Beyond and many others have left a void that needs to be filled

With no anchor store, malls and shopping centers lose the foot traffic other smaller stores depend upon

Hard to fill large vacant spaces of 20k - 40k square feet



*THE PROBLEM*

# Epidemic of Loneliness and Isolation
*2023 U.S. Surgeon General Advisory*

Close to half of U.S. adults reported experiencing loneliness

Lacking social connection is as dangerous as smoking up to 15 cigarettes a day

Increased risk of premature death by 26% - 29%

https://www.hhs.gov/surgeongeneral/priorities/connection/index.html?utm_source=osg_social&utm_medium=osg_social&utm_campaign=osg_sg_gov_vm



*OUR SOLUTION*

# IMMERSIVE ENTERTAINMENT DESTINATIONS
*Transform Vacant Space into Immersive and Interactive Digital Space*



24k - 40k SF FT
Entertainment Centers

Collection of ever-changing experiences to drive new foot traffic

Social entertainment that brings people back together

## OUR SOLUTION



**MOTION BASED EXPERIENCES**

No Headsets
No Controllers

Healthy Active Play
Your Body is the Controller

Social Collaborative Play
Games range from 2 - 48 players

## OUR PRODUCT



**PROPRIETARY PLATFORM**
*Spatial Entertainment Platform*

Our technology links and manages projectors, sensors, computer systems, calibration and content control into a single ecosystem

Interactive Walls and Floors react to movement without the need for a VR headset or Controller. Its like VR without the VR

Large Library of over 500 unique experiences that can be loaded to any room with a click of a button.

## OUR PRODUCT



KALEIDOTORIUM



**EVER-CHANGING EXPERIENCES**

*Time of Day Scheduling Changes The Space in its entirety*

| Dynamic and Digital with something New to Experience every visit | Wide Variety of Experiences to Appeal To Different Ages and Interest | Interactive Kiosk give guests added control to explore our collection of game and art based experiences |



**OUR PRODUCT**

**DIGITAL WONDERLANDS FOR ALL AGES**

*Check out the video link below to see some of what we offer*

▶ PLAY VIDEO

https://vimeo.com/688102333

*Link to video:* https://vimeo.com/688102333



**BUSINESS MODEL**

**How We Make Money**

*Ticketed Admission and Event Income*

| | | |
|---|---|---|
| Ticketed Admission (Games and Art Shows) | $20 - $40 |
| Immersive Fine Dining | $40 - $200 |
| Private Parties and Events | $500 - $50k+ |
| Food and Drink | $30 Average |









*The statistics in the above slide are for Electric Playhouse Albuquerque, not the location that the entity raising on Wefunder (Electric Playhouse NV LLC) plans to build.*

**ELECTRIC PLAYHOUSE LAS VEGAS**



**ELECTRIC PLAYHOUSE LAS VEGAS**
*Coming Summer 2023*

Located on the Terrace Level inside The Forum Shops at Caesars Palace

42 Million Annual Tourist Visit Las Vegas Each Year

Las Vegas is one of the top 5 most visited cities in North America



*ELECTRIC PLAYHOUSE LAS VEGAS*

**INTERACTIVE GAMES**
*Interactive Fun for Families by Day, Adults by Night!*



*ELECTRIC PLAYHOUSE LAS VEGAS*

**IMMERSIVE FINE DINING**
*Where Fine Dining Meets Art and Technology for an Immersive Culinary Adventure*





ELECTRIC PLAYHOUSE LAS VEGAS

# IMMERSIVE ART SHOWS
Immersive & Interactive Art Shows that Educate and Inspire



ELECTRIC PLAYHOUSE LAS VEGAS

# IMMERSIVE YOGA
Your Gateway to Magical Tranquility



ELECTRIC PLAYHOUSE LAS VEGAS



## CORPORATE EVENTS

*Fully Customizable Event Space for the ultimate team building experience*



ELECTRIC PLAYHOUSE LAS VEGAS

## WEDDINGS

*Dream It, We Create It: Weddings in a Digital Wonderland, Tailored to Your Wildest Fantasies!*



ELECTRIC PLAYHOUSE LAS VEGAS

## FULL BAR

*Sip, Savor, Soak it In: Enjoy Our Full Bar with a Breath of Fresh Air on Our Outdoor Patio!*



**ELECTRIC PLAYHOUSE LAS VEGAS**

# VIEWS OF THE LAS VEGAS STRIP
*Experience the Best of Both Worlds: Stellar Strip Views on Our Patio and Unforgettable Immersions Inside!*



## COMPETITION

|  | ELECTRIC PLAYHOUSE | illuminarium | BEYOND Van Gogh | ARTECHOUSE |
|---|:---:|:---:|:---:|:---:|
| Interactive Games | Y | N | N | N |
| Interactive Art | Y | Y | Y | Y |
| Immersive Fine Dining | Y | N | N | N |
| Customizable Event Space | Y | Y | N | N |
| Access from the Las Vegas Strip | Y | N | N | N |
| New Experiences by the hour | Y | N | N | N |

## TEAM

 **Brandon Garrett, AIA**
*CEO & Co-Founder*

 **Paul Silverman**
*Board Director*

 **Eric Yakley**
*CTO & Partner*

 **Bill Bice**
*Board Director*

 **Luke Balaoro**
*Senior Software Architect & Co-Founder*

 **Craig Kornblau**
*Board Advisor*

 **Patricia Garrett**

 **Lionel Leventhal**

**Our Leadership team combines years of experience in Architecture, Real-Estate, Entertainment, Technology & Finance.**

**Board & Advisor Companies**


CAO & Controller
Board Advisor
John Strong
Business Development
Director & Advisor
Ricci Rukavina
Board Advisor
Sabrina Smith
HR & Operations
Director
Drew Tulchin
Board Advisor
11x
Corporate Team
Disney
NBC UNIVERSAL
MEOW WOLF
KUNG FU FACTORY
zebra works
AMBLIN ENTERTAINMENT


FINANCIAL PROJECTIONS
3X RETURN IN 30 MONTHS
Investors will received the Greater of a 20% preferred return or share of 33% net profit paid annually
Total Revenue
$14M
$30M
$33M
2023
2024
2025
Electric Playhouse Las Vegas Revenue Projections
*Opening Summer 2023
USE OF FUNDS
Build Out
Operational Startup
Marketing

*The slide above mentions forward-looking projections that cannot be guaranteed.*